FOR IMMEDIATE RELEASE

                                                        Contact: Don TenBarge
                                                        Brill Media Company, LLC
                                                              812-423-6200

                                                        William W. Galvin
                                                        The Galvin Partnership
                                                              203-618-9800



                            Brill Media Company, LLC
          Reports Fiscal Second Quarter And Year to Date 2000 Results:
                         Revenues Up 7% For Both Periods
                    Media Cashflow Up 9% and 4%, Respectively


Evansville, IN, October 14, 1999 - Brill Media Company, LLC and Brill Media Management, Inc., (together referred to as the "Company"), operator of radio stations, newspapers and related businesses in middle markets, today reported increased revenue and media cashflow for both the fiscal second quarter and six months ended August 31, 1999. Revenues increased 7% to $10.8 million from $10.1 million while related media cashflow increased 9% to $3.6 million for the most recent quarter as compared with $3.3 million for the same quarter last year. For the year to date compared with the same period a year ago, revenues increased 7% to $22.0 million from $20.7 million while media cashflow increased 4% to $7.4 million compared with $7.2 million. For the fiscal second quarter ended August 31, 1999, revenues from newspaper operations were up 5% compared with the same quarter last year with media cashflow remaining constant. Radio station revenues were up 11% with media cashflow up 18%.

On a year to date basis, revenues from newspaper operations were up 6% compared with the same period last year with media cashflow down 7%. Year to date Radio station revenues were up 8% with media cashflow up 15% from the prior comparative period.

The Company had a net loss of $1.5 million for the latest quarter compared with a $1.8 million loss for the same quarter last year. For the year to date, the Company had a net loss of $3.1 million compared with a $3.0 million loss for the same period last year.

Alan R. Brill, President and Chief Executive Officer, said, "Our radio stations continue to show improved operations across all markets. As a result, the increase in media cashflow substantially exceeded the increase in revenue. In our newspaper operations, this quarter continues to feel the effects on media cashflow of the managerial and financial resources committed to our acquisitions. However, in comparing the same newspaper properties quarter-to-quarter and disregarding the reduction in temporary cash investment income, their media cashflow experienced a 10% increase.

"For the year to date, we are pleased to see the properties continue to manage the challenges of their respective industries. The radio stations are working well to increase their rate integrity for agency business and have held to their budgeted cash expenses. This can been seen in the results of their efforts through the first six months. Nonetheless, during the remainder of the year we may see a reduction in the rate of improvement as we make investments in two of our markets to strengthen our competitive positions.

"We continue to see the negative impact of our investment of managerial and financial resources into our acquired newspaper properties through the first six months of the current year and particularly with the turnaround of the November 1998 acquisition. In conjunction with these efforts, the newspaper group is undergoing a number of managerial changes which on balance will contribute to our anticipated improvement. We firmly believe that our proven strategies and efforts will be very beneficial in the long term.

"During the second quarter, we contracted to buy a FM radio station in the Duluth, Minnesota market for $1.2 million. The station is being operated under a Time Brokerage Agreement effective August 9, 1999. We have already changed the programming format and begun the turn-around process. Application for transfer of the broadcast license has been filed with the FCC. The FCC issued a public notice indicating their concern over market control. The Company will respond and anticipates a quick resolution. The station's effect on revenue and media cashflow has been minimal to date.

"Renovation of facilities for the Evansville Market radio stations continues and we expect to take occupancy during the first quarter of fiscal 2001. The newspaper operations have also begun a major construction project in Mt. Pleasant, Michigan of a main office and production facility that should be completed next summer.

"The sale of the Missouri stations is again proceeding towards closure as the parties involved in the delay of FCC approval have finally resolved their disagreements and put the approval process back onto its normal course. We anticipate preliminary approval in early November with closing to follow prior to calendar year end.

"Subsequent to the end of the quarter, the Company was the successful bidder at $1.5 million in a FCC auction for a new FM frequency in our Colorado market. The Company anticipates that the FCC will award the license prior to fiscal year end.

"We are working to close prior to month end a $15 million credit facility which has recently been approved by a major lender. " Mr. Brill concluded.

Brill Media is a diversified media enterprise that currently owns or operates sixteen radio stations in five markets and 30 publications in a large Michigan marketplace. All of the capital stock of the Company is owned by the President, Alan R. Brill.


                                - Table Follows -

                          BRILL MEDIA MANAGEMENT, INC.

                         HISTORICAL FINANCIAL HIGHLIGHTS
                             (Dollars in Thousands)

                      Three Months Ended August 31         Six Months Ended August 31
                 Fiscal 2000   Fiscal 1999  % Change   Fiscal 2000  Fiscal 1999   % Change
                 -----------   -----------  --------   -----------  -----------   --------
Revenues           $ 10,839    $ 10,090         7.4     $ 22,029     $ 20,693        6.5
Media Cashflow        3,621       3,319         9.1        7,427        7,162        3.7
EBITDA                2,357       1,979        19.1        4,870        4,425       10.0
Operating Income      1,639       1,281        27.9        3,412        3,048       12.0
Net Loss             (1,458)     (1,777)                  (3,112)      (2,996)

The term Media Cashflow represents EBITDA plus incentive plan expense, management fees, time brokerage fees paid, acquisition related consulting expense, income from temporary cash investments and interest income from loans made by the Company to managed affiliates. As used above Media Cashflow and EBITDA include the results of unrestricted subsidiaries and therefore differ from the same terms as defined in the Indenture for the Company's Senior Notes.

The matters discussed in this press release include forward-looking statements. In addition, when used in this press release, the words "intends to," "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including the impact of changes in national and regional economies, successful integration of acquired radio stations and newspapers (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, volatility in programming costs, the availability of suitable acquisitions on acceptable terms and the risk factors set forth in the Company's Registration Statement filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements that may be made to reflect any future events or circumstances.